September 12, 2014

VIA EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:    Xilinx, Inc.
Form 10-K for the Fiscal Year Ended March 29, 2014
Filed May 16, 2014
Form 10-Q for the Quarterly Period Ended June 28, 2014
Filed July 28, 2014
File No. 000-18548

Dear Mr. James:

Xilinx, Inc. (the “Company”) is in receipt of the Staff’s comment letter date August 28, 2014. The Company’s responses to the Staff’s comments set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment in italics and the Company’s response for each item below.

Form 10-K for the Fiscal Year Ended March 29, 2014

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 30

1.
Please tell us, and revise future filings to disclose, the reasons underlying the changes to the line items you disclose, including when you attribute revenue changes to increased, decreased, stronger or a decline in sales. For example, in discussing net revenue by end markets for 2014, you attribute the revenue increase in Communications & Data Center to “stronger sales from both wireline and wireless communications.” However, it is unclear from your disclosure what caused the “stronger sales” you mention; was it the China LTE deployments mentioned in management’s fourth quarter earnings call? Similarly, we note the disclosure regarding gross margin improvements resulting from your “continued focus on margin expansion and cost reduction across [y]our product portfolio.” It is, however, unclear from this disclosure what actions/changes were implemented as a result of this “continued focus.” Please tell us and revise future filings.

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

Response:

In response to the Staff’s comment, the Company will provide enhanced disclosure regarding the underlying reasons for the line items noted in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). We intend to provide this additional disclosure beginning with our next quarterly report on Form 10-Q for the period ending September 27, 2014.

The Company further respectfully acknowledges the Staff’s specific examples regarding the discussion of net revenue by end markets and gross margin improvements in its Form 10-K for the fiscal year ended March 29, 2014 (Form 10-K). With reference to net revenue, the Company notes that in MD&A, it discusses revenue by not only end market, but also by product and geography. The Company endeavors to discuss revenue developments from the perspective that is most meaningful and informative to its investors. For instance, the Company addressed stronger sales from wireline and wireless communications under the discussion of net revenue by geography, not by end markets, because of the perception of the greater significance of the role of geography in that change. Specifically, under “Net Revenues by Geography,” the Company disclosed that “Net Revenues in Asia Pacific increased significantly in fiscal 2014…with particular strength from the Communications & Data Center end market, particularly wireless communication applications.” The Company advises the Staff that the increased sales in wireless communication applications were a result of China LTE deployments.

With reference to gross margin improvements, the Company notes that its gross margin is the result of many factors, including customer, product and end market mix, the intrinsic costs and prices of products sold, and periodic manufacturing costs. Changes in each of these may or may not have a material impact on the Company’s gross margin in a given period.  The Company’s improvement in gross margin over time is the result of broad efforts spanning several years, including revising pricing strategies and enhancing discipline in applying these strategies, improving yields and costs with its manufacturing partners at various points in the manufacturing process, and value engineering elements of its products to reduce costs. The significance of any one of such factors may not be consistent with the significance of that factor in another reporting period. In future filings, we will provide additional disclosure regarding the material drivers of changes to the Company’s gross margin for a given reporting period.

Provision for Income Taxes, page 35

2.
Please consider providing enhanced disclosures to explain in greater detail the relationship between the domestic and foreign operating pre-tax income and your effective tax rates. It appears as though this information may be important information necessary to understand your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. In addition, consider providing disclosures to separately discuss the changes in the amount of your pre-tax earnings reported from foreign operations as compared to domestic operations.

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

Response:
The Company notes that, as stated in Item 303(a)(3)(i) of Regulation S-K, a company should “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” The Company respectfully submits that the earnings from its domestic and foreign operations were not materially affected by any unusual or infrequent events or transactions, which would necessitate additional disclosures that were not already provided. The Company further notes that the relative balance of the domestic and foreign components of the Company’s operating pre-tax income, and changes therein, are addressed below.

The Company also notes that, as stated in Section III.B of SEC Release No. 33-8350, “Disclosure should emphasize material information that is required or promotes understanding . . . and provide investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance.” In addition, the disclosures should focus on (a) key indicators of financial condition and operating performance, (b) materiality, (c) material trends and uncertainties, and (d) analysis. The Company’s proportional earnings from domestic and foreign operations and the impact to the Company’s effective tax rate will shift due to the mix of the geographic location of customer orders. The Company believes that it has met the preceding criteria with respect to the relative balance of the domestic and foreign components of the Company’s operation pre-tax income with the disclosure indicating that there was a geographic shift of earnings, with proportionally more earnings subject to U.S. tax. The Company will continue to monitor trends with respect to its domestic and foreign pre-tax earnings and will revise its disclosure in accordance with Section III.B of SEC Release 33-8350 if necessary in the future.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 39

3.
Please tell us how you considered the disclosure requirements as it relates to the interest rate and equity price risk for your various notes outstanding. Please also discuss how you considered the foreign currency exchange risk related to your foreign exchange contracts. Refer to Item 305 of Regulation S-K and General Instructions to Item 305(a) and 305(b).

Response:

As of March 29, 2014, the Company had three tranches of notes outstanding: 2017 Convertible Notes ($600 million), 2019 Notes ($500 million) and 2021 Notes ($500 million). These Notes have fixed interest rates and are denominated in U.S. dollars. The Company accounts for these Notes using the cost method of accounting and to report the fair value of these Notes for disclosure purposes only. Accordingly, for purposes of considering the impacts on the Company’s financial results, these Notes would be unaffected by subsequent changes in the

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

Company’s stock price or interest rates. Therefore, the Company excluded these Notes from the discussion under Item 7A as it was not applicable to these Notes.

The Company believes that the disclosures on pages 39 and 40 of Form 10-K regarding its foreign currency exchange risk were in compliance with Item 305 of Regulation S-K. To satisfy the applicable disclosure obligation, the Company identified the business purposes of these foreign currency contracts, the carrying value of the foreign currency contracts in tabular format, the fair value of these foreign currency contracts, the financial impact of a hypothetical change in foreign currency rates and the financial impact of a hypothetical change in foreign currency rates on its foreign-currency-denominated cash and investment assets.

Item 8. Financial Statements

4.
Please provide an analysis as to whether the registrant meets the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940 and, if so, whether the registrant is excepted from this definition or is otherwise exempt from registering with the Commission as an investment company. In your response, please provide us with sufficient detail to assess your analysis.

Response:
Section 3(a)(1)(C) of the Investment Company Act (the “Act”) defines an investment company as an issuer (i) “engaged … in the business of investing, reinvesting, owning, holding, or trading in securities” and (ii) whose assets are at least 40% investment securities.   Section 3(b)(1) of the Act exempts from this definition any issuer “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”
Section 3(a)(1)(A) of the Act defines an investment company as an issuer that “[i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.” While Section 3(b)(1) by its terms excludes an issuer only from the Section 3(a)(1)(A) definition, both the Commission (see, e.g., Release No. 26077, n. 9 (June 16, 2003)) and the Staff (see, e.g., Managed Futures Ass’n, SEC No-Action Letter (July 15, 1996)) have stated that an issuer that meets the Section 3(b)(1) requirements and does not hold itself out as being engaged in in the business of investing, reinvesting or trading in securities is also by definition not a Section 3(a)(1)(A) investment company.
The Company respectfully submits that the Section 3(b)(1) exemption clearly applies to it (and that even without having to look to Section 3(b)(1) it is neither a Section 3(a)(1)(A) or Section 3(a)(1)(C) investment company), because the Company is entirely engaged in the business of designing and developing programmable devices and associated technologies, including: integrated circuits (“ICs”) in the form of programmable logic devices (“PLDs”), including programmable System on Chips (“SoCs”) and three-dimensional ICs, or 3D ICs; software design tools to program the PLDs; targeted reference designs; printed circuit boards;

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

and intellectual property (“IP”), which consists of Xilinx and various third-party verification and IP cores. Xilinx devices can be found in a broad range of applications including Mars probes, robotic surgery systems, wired and wireless networking infrastructure, high definition video cameras and displays, and industrial manufacturing and automation equipment. The Company also provides related third-party services such as design services, customer training, field engineering and technical support.
The Act does not define what it means to be “primarily engaged” in the business of trading and investing in securities, but the Commission developed a five-factor test to determine a company’s primary engagement in In re Tonopah Mining Co. (26 S.E.C. 426 (1947)).  That test was also more recently interpreted and applied in SEC v. National Presto Industries (486 F.3d 305 (2007)).  These five factors are addressed below:
1.  The Company’s History. The Company was founded in 1984 and became publicly traded in 1990. Xilinx is the world’s leading provider of all programmable field programmable gate arrays (“FPGAs”), SOCs and 3D ICs. These industry-leading devices are coupled with a next-generation design environment and IP to serve a broad range of customer needs, from programmable logic to programmable systems integration. With over 3,500 patents and 60 industry firsts, Xilinx has long been known as an industry pioneer and innovator as a result of its historic achievements including the introduction of the first FPGA and the inception of the fabless model. The Company has over 3,500 employees and over 20,000 customers.
 2.  The Way the Company Presents Itself to the Public.  The Company presents itself to the public and to stockholders solely as an operating company engaged in the business of designing and developing programmable devices and associated technologies. That is how the Company’s websites, periodic reports and other publicity all depict it.  The Company’s SEC filings contain only the information regarding its marketable securities required in its financial statements and in its discussion of liquidity and capital resources, including in the context of funding operations. We do not believe that the Company’s disclosures in any way suggest that trading and investing in securities is a primary Company activity.
3.  The Activities of the Company’s Officers and Directors. As noted above, the Company has over 3,500 employees. There are only three full-time employees managing the Company’s marketable securities, supplemented by two additional employees who spend part of their time managing them and the Company’s treasury activities.
4.  The Nature of the Company’s Present Assets. The Company acknowledges that marketable securities make up more than 40% of its present assets. However, we respectfully submit that this does not make the Company an investment company. Unlike the prototypical “inadvertent investment company”, which has sold most of its assets and operates with a skeleton staff in perpetual search of a new business, Xilinx is an ongoing enterprise and is using its marketable securities to expand and support its operating business. The Company’s operations generate cash for the Company, and investment in marketable securities is a way of preserving the Company’s long-term capital for the benefit of its operating business and

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

shareholders in the most advantageous manner. The Company invests its cash in this manner in order to operate its business, invest in its future, and maintain flexibility to take advantage of strategic opportunities.
In Tonopah, the SEC phrased the fourth factor as whether “the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.” In National Presto, the court emphasized that the focus of the fourth factor was on whether the company was leading investors to believe that the company’s principal activity was trading and investing.
The Company’s SEC and stockholder reports make it very clear that the Company is an operating enterprise engaged in the business of designing and developing programmable devices and associated technologies. We believe that no investor would think of the Company as an alternative to, e.g., a mutual fund, and that nothing in the Company’s public disclosures suggest in any way that the Company could be viewed as an alternative to a mutual fund.  The Company has every intention of using its marketable securities to support its operating businesses, both now and for the foreseeable future.
 It is also important to note that the court in National Presto was critical of the Commission’s reliance on the fourth factor of the Tonopah test because it merely restates Section 3(a)(1)(C) of the Act.  According to the court:
“The only reason one turns to this exclusion [in Section 3(b)(1)] is that the 40% asset test has been satisfied… . What sense would it make to enact a law using 40% as the threshold in subsection (a)(1)(C), and convert the ‘real’ rule to 50% in subsection (b)(1) by using words rather than numbers?  Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).”
The Company’s public disclosures, which focus on its operating businesses and contain no more information about its investments than is required by accounting and SEC rules, would not lead a reasonable investor to believe that the principal activity of the Company (emphasis from National Presto) is trading and investing in securities.
5.  The Source of the Company’s Present Income.  The fifth factor of Tonopah looks at the Company’s present income, as well as at the Company’s expenditures to produce that income.  As the court in National Presto noted, it is important to consider both gross and net income for this part of the test.  Where investment activities have little expense associated with the income they generate (unlike income from operations, which as noted below requires a large amount of expense to generate), comparing net income from operations to net income from investment activities is actually a much stricter test. As with the other factors, the application of this factor clearly supports a determination that the Company is not an investment company.
In fiscal 2012, the Company’s marketable securities generated approximately $26 million out of $2.24 billion in total net revenues, or approximately 1% of the 2012 total.  On a net

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

income basis, the marketable securities produced only approximately 5% of the $530 million in total net income.
In fiscal 2013, the Company’s marketable securities generated approximately $28 million out of $2.16 billion in total net revenues, or approximately 1% of the 2013 total.  On a net income basis, the marketable securities produced only approximately 6% of the $488 million in total net income.
In fiscal 2014, the Company’s marketable securities generated approximately $28 million out of $2.38 billion in total net revenues, or approximately 1% of the 2014 total.  On a net income basis, the marketable securities produced only approximately 4% of the $630 million in total net income.
In each of those years, the expenses associated with the Company’s marketable securities investments including fees paid to third-party advisers as well as the salaries of three full-time employees were less than 0.3% of the Company’s expenses related to its business operations to produce its total net revenues and net income.
Because all of the Tonopah factors (other than looking in isolation at the Company’s assets) clearly support the conclusion that the Company is not an investment company, particularly when viewed in light of the court’s decision in National Presto, where the facts were not nearly as compelling as in the Company’s case, we believe that the Company is not an investment company under either the Section 3(a)(1)(A) or Section 3(a)(1)(C) definition, and even assuming it were, the exemption from the definition of the term investment company contained in Section 3(b)(1) of the Act is clearly available to the Company.

Note 13. Debt and Credit Facility

2017 Convertible Notes, page 64

5.
Please tell us how you considered the disclosures required by FASB ASC 470-20-50-5(d) for the interest rate swap, call options and warrants related to these notes. Please also tell us how you considered the disclosure required by FASB ASC 470-20-50-5(c).

The Company respectfully acknowledges the Staff’s comment and believes that it is in compliance with the disclosure requirements under FASB ASC 470-20-50-5(d) for the call options and warrants related to the 2017 Convertible Notes:

1.	The terms of those derivative transactions
The terms of the call option and warrant contracts were disclosed on pages 65 and 66 - call options with termination date upon the earlier of the maturity of the 2017 Convertible Notes or the last day any of the 2017 Convertible Notes remain outstanding and a strike price of $29.97 per share, while the warrants expire on a

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

gradual basis over a specific period starting on September 13, 2017 and a strike price of $42.46 per share.

2.	How those derivative transactions relate to the instruments within the scope of the Cash Conversion Subsections
The call option and warrant contracts are expected to substantially offset changes in the fair value of the 2017 Convertible Notes (i.e., dilution), which was disclosed on pages 65 and 66 of Form 10-K.

3.	The number of shares underlying the derivative transactions
The number of shares underlying the call options and warrants was 20 million, which was disclosed on pages 65 and 66 of Form 10-K.

4.	The reasons for entering into those derivative transactions
The primary reason for entering into the call option contracts was to hedge against potential dilution upon conversion of the 2017 Convertible Notes, while the primary reason for selling the warrants was to reduce the hedging costs of the call options. These reasons were initially disclosed in the Company’s 10-Q for the period ended July 3, 2010 (see page 17) during which the transactions first occurred. The disclosure continued in subsequent Forms 10-Q through all periods including December 31, 2011 and Forms 10-K through all periods including March 30, 2013. After that, the Company has shortened the disclosure in its current form, as disclosed on pages 65 and 66 of Form 10-K.

The interest rate swap contract was first entered into in June 2010 and was later sold in October 2010. All of the required disclosures under FASB ASC 470-20-50-5(d) were discussed in subsequent Forms 10-Q through all periods including December 31, 2011 and Forms 10-K through all periods including March 31, 2012.

As for the disclosure requirements under FASB ASC 470-20-50-5(c), the Company respectfully submits that the “if-converted” value of the 2017 Convertible Notes was approximately $1.08 billion as of March 29, 2014. In future filings, the Company will include the disclosure of the if-converted value of the 2017 Convertible Notes.

Note 15. Income Taxes, page 67

6.	Please tell us why your U.S. effective tax rate calculated based on domestic income before income taxes is higher than 35%.

Response:

The Company’s U.S. effective tax rate, as calculated by dividing our federal and state tax provision by domestic income before income taxes (both of which are presented in Note 15. Income Taxes), is higher than 35% for all years presented because the federal and state tax

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

provisions include tax on a portion of the Company’s unremitted foreign earnings. The amounts of domestic income before income taxes do not include these foreign earnings.

7.
Please show us the significant components (by country) of your foreign income before income taxes for each period presented. Please also provide similar information for the reconciling item related to foreign earnings at lower tax rates.

Response:

The Company has operations and generates foreign earnings in approximately 20 jurisdictions outside of the United States. The earnings in these jurisdictions are subject to statutory tax rates which are generally lower than the U.S. federal statutory rate of 35% and therefore, reduce our effective tax rate. Two of those jurisdictions (specifically, Singapore and the Cayman Islands) generate the majority of the line item captioned “Foreign earnings at lower tax rates.” None of the other jurisdictions generate a material amount of this line item. The following table provides the breakdown of the amount of this line item for each of the jurisdictions generating a material amount of the line item, along with the related foreign pre-tax earnings (in thousands):

	March 29, 2014		March 30, 2013		March 31, 2012
	Impact on Line Item	Pre-Tax Earnings	Impact on Line Item	Pre-Tax Earnings	Impact on Line Item	Pre-Tax Earnings
Singapore	(132,835)	492,772	(81,953)	367,110	(91,250)	390,436
Cayman Islands	(2,183)	34,310	(9,884)	69,607	(7,676)	63,869
Other	(8,318)	98,827	(15,893)	64,673	(18,087)	67,787
Total	(143,336)	625,909	(107,730)	501,390	(117,013)	522,092

Form 10-Q for the Quarterly Period Ended June 28, 2014

Item 1. Financial Statements

8.
We note the significant equity-related transactions reflected in the financing sections of your statements of cash flows. In future Forms 10-Q, please include a statement of changes in stockholders’ equity for the period from the latest fiscal year-end to the interim balance sheet date. You may also provide the information in a note to the interim financial statements. Refer to ASR 286.

Response:
The Company respectfully acknowledges the Staff’s comment. For the quarterly period ended June 28, 2014, the significant equity transactions reflected in the financing section of the statements of cash flows are not considered to be extraordinary, unusual or infrequent. The Company believes the “Financial Statements” and accompanying “Notes to Condensed

Mr. Martin James
U. S. Securities and Exchange Commission
September 12, 2014

Consolidated Financial Statements (Unaudited)” sufficiently disclose the interim information relating to such equity transactions. Taken together, the Company believes that the reader can understand the primary reasons underlying the changes. The details of the stock issuance and repurchase are disclosed in “Note 6. Stock-Based Compensation Plans” and “Note 11. Common Stock Repurchase Program,” respectively, on interim reports Form 10-Q. Dividends have historically been paid on a quarterly basis with disclosure in the statement of cash flows. Additionally, the Company provides the “Statement of Stockholders Equity” on the annual report Form 10-K and prepares the interim reports inconformity with the instructions to Form 10-Q and Article 10 of Regulation S-X.
Additionally, the Company will continue to monitor its equity transaction disclosures and in future filings, to the extent that material, extraordinary, unusual or infrequent items occur, the Company will provide the necessary and applicable disclosures.
The Company acknowledges the following in regards to its filing:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 879-6515 if you have any questions about the foregoing.

Sincerely,

/s/ Jon A. Olson
Jon A. Olson
Executive Vice President and
Chief Financial Officer

cc: Moshe N. Gavrielov
President and Chief Executive Officer